Exhibit 4.6

BioNTech SE

2024 NORTH AMERICA EMPLOYEE PARTICIPATION PLAN

EFFECTIVE FEBRUARY 15, 2024

BACKGROUND
An attractive and competitive incentive program is essential for the recruitment and long-term commitment of highly qualified employees. BioNTech SE (“BioNTech” or the “Company”) is adopting this 2024 North America Employee Participation Plan (the “Plan”), a long-term remuneration component for employees of BioNTech and its direct and indirect subsidiaries (collectively, the “Group”). Under the Plan, the Company is authorized to grant “Restricted Stock Units” (“RSUs” and each a “RSU”) to eligible individuals, which—if certain requirements are met—provide the individual with a right to receive American Depositary Shares (“ADSs”), each representing one ordinary share of the Company with no par value and a nominal amount attributable to each share of €1.00 (the “Shares”), Shares or a cash payment, the amount of which depends on the quoted price on the Nasdaq Global Select Market or successor trading market thereto (“Nasdaq”) of ADSs.
ARTICLE 1
ADMINISTRATION
1.1.The Plan shall be administered by the “Administrator”, which shall be the Company’s Management Board (Vorstand), provided that, to the extent permitted by applicable law and the Company’s governing documents, the Company’s Management Board (Vorstand) may delegate any or all of its powers under the Plan to any entity in the Group or one or more committees or officers of the Company or any entity in the Group.
1.2.The Administrator shall have full discretionary authority to grant awards under the Plan; construe and interpret the Plan and any Award Agreements (as defined below); determine all facts necessary to administer the Plan and any Award Agreements; and accelerate the vesting of any RSUs. All decisions by the Administrator shall be made in its discretion, exercised in good faith, and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.
ARTICLE 2
ELIGIBILITY
RSUs may be granted to employees of the Group who are resident in North America, including in the United States and Canada. Individuals who receive RSUs are referred to as “Participants”.
ARTICLE 3
PLAN VOLUME AND GRANT OF RSUs
3.1.Under the Plan, an unlimited number of RSUs may be granted, of which up to an aggregate of 2,000,000 RSUs may provide for settlement in ADSs or Shares. Those ADSs or Shares underlying RSUs that may be settled in ADSs or Shares under either this Plan or the 2020 Restricted Stock Unit Plan for North America Employees will become available for future grants under this Plan upon the forfeiture or termination of such RSUs prior to settlement, settlement in cash of such RSUs, or if such ADSs or Shares are withheld to cover tax withholding or if such ADSs or Shares are retransferred to the Company following settlement.
3.2.The Administrator will determine the number of RSUs to be granted to a Participant by way of a separate award agreement (an “Award Agreement”). Subject to the Plan, each Award Agreement shall include provisions, terms and conditions applicable to the award which may include, but are not limited to, the vesting schedule, settlement date, restrictions, payment contingencies and satisfaction of any performance criteria, as the

Administrator may deem appropriate, provided that such provisions shall comply with any applicable legal requirements. All of the terms and conditions of an award shall be as set forth in the applicable Award Agreement or in the Plan.
ARTICLE 4
TREATMENT UPON TERMINATION
4.1.Except as otherwise specified in an Award Agreement, any death-in-service policy adopted by the Group, this Article 4, or Article 10, upon termination of a Participant’s employment relationship with the Group due to death or Disability (as defined below), such Participant shall vest in a Pro-Rata Portion (as defined below) of the RSUs subject to each outstanding Award Agreement as of the date of termination, to the extent such Pro-Rata Portion had not already vested pursuant to the terms of the applicable Award Agreement or pursuant to any death-in-service policy adopted by the Group. Except as otherwise specified in an Award Agreement, this Section 4.1, or Article 10 or as otherwise determined by the Administrator pursuant to Section 1.2, upon termination of a Participant’s employment, any outstanding and unvested RSUs shall automatically forfeit.
4.2.As used herein:
4.2.1.“Disability” means the Participant is “disabled” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”).
4.2.2.“Pro-Rata Portion” means the amount, rounded down to the nearest whole number, calculated by multiplying the number of RSUs subject to an Award Agreement by a fraction, the numerator of which is the number of complete months from the date of grant (or other specified vesting commencement date) to and including the date of termination, and the denominator of which is the number of complete months in the vesting period.
ARTICLE 5
SETTLEMENT
5.1.Upon satisfaction of any vesting or other applicable conditions to be specified in an applicable Award Agreement, RSUs shall be settled in cash, ADSs and/or Shares, in accordance with Section 5.2, 5.3 and/or 5.4, as applicable, at the Company’s election in writing to the Participant or other beneficiary pursuant to Section 6.2. An Award Agreement may—but need not—specify that settlement shall only occur in cash, ADSs, or Shares, and, except as otherwise provided in the applicable Award Agreement, RSUs may be settled in a combination thereof. Except as otherwise provided in the applicable Award Agreement, the Administrator shall cause cash amounts to be paid, or ADSs or Shares to be transferred, as applicable, within 30 days following the satisfaction of the vesting conditions, but, in any event, no later than March 15 of the year following the year in which the applicable RSUs vest.
5.2.RSUs may be settled by issuance of Shares at an issue price of €1.00 per Share or transfer of Shares of the Company held in treasury. In the case of a settlement under this Section 5.2 by issuance of Shares at an issue price of €1.00 per Share, the number of Shares to be issued shall be the number of vested RSUs plus an additional number of Shares to compensate for the cost of paying the issue price on the vested RSUs (such additional number of Shares to be calculated by reference to the closing sale price of an ADS on Nasdaq on the vesting date, rounded down to the nearest whole number).

5.3.RSUs may be settled by issuance of ADSs at an issue price of €1.00 per underlying Share or transfer of ADSs representing treasury shares held by the Company. In the case of a settlement under this Section 5.3 by issuance of ADSs at an issue price of €1.00 per underlying Share, the number of ADSs to be issued shall be the number of vested RSUs plus an additional number of ADSs to compensate for the cost of paying the issue price on the vested RSUs (such number of additional ADSs to be calculated by reference to the closing price of an ADS on Nasdaq on the vesting date, rounded down to the nearest whole number).
5.4.RSUs may be settled by payment in the form of cash (a “Cash Settlement”). In the case of a Cash Settlement, the amount payable shall be the value of the ADSs representing treasury shares held by the Company that would be transferred pursuant to the first sentence of Section 5.3 in absence of this Section 5.4, calculated on the basis of the closing price of the ADSs on Nasdaq on the vesting date.
5.5.Any RSU settled in ADSs or Shares shall include such provisions as are required by the applicable shareholder resolution authorizing the issuance or transfer of the ADS or the Shares. In the event of a settlement in ADSs or Shares (in both cases, the “Share Settlement”), the Participant will be required to take all measures necessary to effect the Share Settlement, including, for example, the payment of the issue price and the execution of a subscription form (in the case of the issuance of Shares) as well as the opening of an account to which the ADSs or Shares may be booked. In the case of a Share Settlement, the Company may make such settlement by issuing new Shares (including those in the form of new ADSs in the case of a settlement under Section 5.3) or by transferring Shares held by the Company.
5.6.For the purpose of calculating any sums due under or in connection with an Award Agreement, any conversions between Dollars and Euro equivalents shall use the Company’s standard conversion methodology consistent with International Financial Reporting Standards.

ARTICLE 6
TRANSFERABILITY, BENEFICIARIES, AND SHAREHOLDER RIGHTS
6.1.Neither the RSUs nor the rights of any Participant under any RSU or under the Plan are assignable or otherwise transferable except as provided in this Section 6.
6.2.The RSUs are transferable only by will or applicable laws of descent upon the death of the relevant Participant. Notwithstanding the terms of the applicable Award Agreement, the Company shall have the right to effect a Cash Settlement of any RSUs held by a beneficiary upon the death of the relevant Participant. The Administrator may, from time to time, prescribe a form on which a Participant may designate, or change, such Participant’s beneficiary/ies under the Plan.
6.3.No Participant shall become a shareholder or ADS holder or obtain any rights of a shareholder or ADS holder, including any voting rights, by virtue of participation in the Plan or by the receipt, holding or vesting of RSUs. A Participant shall become a holder of ADSs or Shares, as the case may be, with respect to RSUs only following a Share Settlement in accordance with the Plan and subject to all conditions imposed hereunder and under the applicable Award Agreement. No dividends or dividend equivalents shall be payable with respect to RSUs or otherwise under the Plan.

ARTICLE 7
CHANGE IN CONTROL
If a third-party gains control of the Company or of the entity in the Group employing a Participant (a “Change in Control”), all outstanding and unvested RSUs held by the affected Participants shall vest in full as of immediately prior to such Change in Control, provided that, to the extent necessary to avoid the imposition of additional taxes under Section 409A of the Code, such accelerated vesting shall only occur if the Change in Control qualifies as a change in control event within the meaning of Section 409A of the Code. In the event of a Change in Control, the Company shall have the discretion to provide (a) for a Cash Settlement of RSUs, which may be based on the formula in Section 5.4 or based on the value of the consideration payable in the Change in Control, (b) that RSUs may be settled via the form of consideration payable in the Change of Control, or (c) for any combination of (a), (b) and/or settlement in ADSs or Shares. The existence of a Change in Control shall be determined by analogous application of Section 29 f. of the German Securities Acquisitions and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) with the proviso that ADSs are equivalent to voting rights from Shares.
ARTICLE 8
ADJUSTMENT IN CASE OF SPECIFIC CAPITAL AND OTHER STRUCTURAL MEASURES
8.1.In the event of a reduction in the number of Shares by merging Shares without capital reduction (reverse share split) or an increase in the number of Shares without capital increase (share split) (each, an “Adjustment Event”), the number of RSUs granted hereunder will change in the same proportion.
8.2.In the event of a corporate transaction or restructuring of the Company that does not constitute a Change in Control, any surviving entity, or the parent company of the surviving entity, may assume and continue such awards, subject to appropriate equitable adjustments.
8.3.If an adjustment occurs in accordance with this Article 8, fractions of ADSs or Shares will not be granted nor will they be compensated by a payment in cash.
ARTICLE 9
INSIDER TRADING AND BLACK-OUT PERIODS
9.1.Any transaction in the ADSs or Shares granted in case of a Share Settlement (each a “Transaction”) must be conducted in compliance with (i) all applicable insider trading laws and regulations, and (ii) all provisions of any insider trading rules established by the Company ((i) and (ii) together the “Insider Trading Rules”). Each Participant is personally responsible for informing himself or herself about, and acting in full compliance with, all applicable Insider Trading Rules. Any individual non-compliance with applicable Insider Trading Rules may lead to the imposition of civil and criminal penalties (as the case may be).
9.2.The Company may postpone or delay the settlement of any RSUs by way of a Cash Settlement or Share Settlement or a combination of both to a later point in time due to restrictions under applicable laws and regulations or rejections from competent authorities. With respect to any Participants subject to U.S. taxation, such postponement or delay shall be with due regard to maintaining such RSUs’ intended status as exempt from or compliant with Section 409A of the Code.

9.3.In order to minimize the potential for prohibited insider trading, the Company’s Management Board (Vorstand) may establish in its sole discretion periods from time to time during which all or some of the Participants may not engage in transactions involving ADSs or Shares granted in case of a Share Settlement.
ARTICLE 10
FORFEITURE AND CLAWBACK
10.1.Any outstanding and unsettled awards shall be subject to forfeiture in the event of (i) the Participant’s termination of employment for cause, (ii) the Participant’s material violation of material company policies, (iii) the Participant’s breach of any noncompetition, confidentiality or other restrictive covenants with the Group that may apply to such Participant, or (iv) other material misconduct by the Participant that is, or could reasonably be expected to be, detrimental to the business or reputation of the Company or any other entity in the Group.
10.2.All awards under this Plan (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or settlement of RSUs or the receipt or resale of any ADSs or Shares) will be subject to any Group claw-back policy, including any claw-back policy adopted to comply with applicable laws (including the United States Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as set forth in such claw-back policy or the Award Agreement.
ARTICLE 11
LIMITATION OF LIABILITY
11.1.The Company, the Group and the Administrator (nor any of its or their management board members, supervisory board members or employees) do not:
11.1.1.assume any responsibility or liability for the development of the value or market price of the ADSs or Shares, including during the period between the satisfaction of any vesting conditions and settlement of the RSUs;
11.1.2.warrant, assure or guarantee a profit of a Participant from the Plan or any RSU granted thereunder; or
11.1.3.warrant, assure or guarantee any increase in value of the RSUs or, following a Share Settlement, the value or market price of the ADSs or Shares; in particular, it is neither warranted, assured or guaranteed that a Participant will be able to sell his/her ADSs or Shares with a profit in the future, nor that no loss will be incurred.
11.2.Each Participant declares with his/her participation in the Plan that the participation is voluntary. Each Participant is aware of the fact that he/she alone bears the risk of a decrease in or total loss of value of the RSUs or, following a Share Settlement, the ADSs or Shares. Each Participant accepts the offer to participate in the Plan at his/her own risk and assumes any liability relating thereto.
11.3.Each Participant accepts that settlement of vested RSUs may be delayed or even forfeited, if he/she does not provide the information requested and required by the Company to perform the Cash Settlement and/or the Share Settlement, in particular, the information in Section 5.5.

11.4.Each Participant is responsible for obtaining his/her own legal, tax and any other necessary advice before participating in the Plan and for evaluating the tax effects connected with the Plan. Each Participant accepts and declares that he/she has not been advised by or on behalf of the Group with respect to his/her participation in the Plan (in particular, regarding legal and tax issues of such participation).

ARTICLE 12
TAXES AND WITHHOLDING
12.1.Each Participant is obligated to make appropriate arrangements with the Company (or the entity in the Group employing the Participant) for the satisfaction of all U.S. federal, state, local and foreign income, employment, social insurance and/or other tax withholding requirements and any other foreign tax requirements applicable to the award, vesting or settlement of RSUs. The Company may refuse to settle RSUs and refuse to deliver Shares, ADSs, cash or other compensation upon settlement if such withholding amounts are not delivered at the time of settlement. Regardless of the amounts withheld, the Participant shall remain responsible for taxes owed by the Participant in connection with RSUs.
12.2.The compensation and benefits under the Plan are intended to comply with or be exempt from the requirements of Section 409A of the Code, and the Plan and each Award Agreement hereunder will be interpreted and administered in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. If an award of RSUs is subject to Section 409A of the Code, any payment made to a Participant who is a “specified employee” of the Group shall not be made before such date as is six months after the Participant’s “separation from service” to the extent required to avoid the adverse consequences of Section 409A of the Code. For purposes of this Section 12.2, the terms “separation from service” and “specified employee” shall have the meanings set forth in Section 409A of the Code and the applicable U.S. Treasury regulations. Nothing in the Plan or in an Award Agreement shall be interpreted or construed to transfer any liability for any tax (including a tax or penalty due as a result of a failure to comply with Section 409A of the Code) to the Company, any entity in the Group, or to any other individual or entity, and the Group shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant.
ARTICLE 13
FORM REQUIREMENTS
13.1.Any legal statements and other notices in connection with the Plan or an Award Agreement (collectively, the “Notices”) shall be made in text form or electronic form (e.g., email) unless any other specific form is required by applicable law or the Plan or applicable Award Agreement. Any Notice to be delivered to the Company under the Plan shall be submitted through the Company’s HR ServiceNow ticketing system or through such mode(s) of communication as may be prescribed by the Administrator from time to time. The Company shall communicate information in the mode of communication set forth in the previous sentence as soon as possible to the Participants. In the absence of such communication, the information stated above shall remain in place.
13.2.Any Notice to be given to a Participant may be served by being sent to him/her by email or to his/her home or business address. Each Participant shall communicate changes of address as soon as possible to the Company.

ARTICLE 14
GOVERNING LAW
The Plan, any RSUs granted hereunder and each Award Agreement shall be exclusively governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to principles of conflicts of laws.
ARTICLE 15
EFFECTIVE DATE, AMENDMENT, AND TERMINATION
15.1.The Plan shall become effective on February 15, 2024. It shall continue in effect until February 15, 2029 unless sooner terminated, provided that upon termination of the Plan, any outstanding awards shall continue in effect, subject to the terms of the Plan, including Section 15.2.
15.2.Subject to the requirements of applicable law, the Company may at any time amend, suspend or terminate the Plan, and the Company or the Administrator may amend, suspend or terminate any outstanding award of RSUs hereunder; provided that any such amendment, suspension or termination shall require the consent of a Participant whose RSUs are impacted unless the Company or the Administrator determines that such RSUs are not materially and adversely impacted or that such amendment, suspension or termination is required by applicable law.
ARTICLE 16
GENERAL PROVISIONS
16.1.In the Plan, the headings are inserted for convenience only and shall not affect the interpretation of the Plan; where a German term has been inserted in italics, it alone (and not the English term to which it relates) shall be authoritative for the purpose of the interpretation of the relevant English term in the Plan. The terms “including” and “in particular” shall always mean “including, without limitation” and “in particular, without limitation”, respectively. Any reference made in the Plan to any section without further indication of a law, an agreement or another document shall mean sections of the Plan. A “subsidiary” of a company shall mean an entity in which such company holds a direct or indirect controlling interest.
16.2.In the event that one or more provisions of the Plan shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of the Plan shall not be affected thereby.
16.3.Neither the grant of an award under this Plan nor any term or provision of this Plan shall constitute or be evidence of any promise, undertaking, or obligation, express or implied, on the part of any entity in the Group, to make any future or other grant of an award under this Plan.
16.4.The Plan shall not confer upon any Participant any right to employment or service with any entity in the Group, nor shall it interfere in any way with any right of any entity in the Group to terminate a Participant’s employment or service.
16.5.The Plan shall be unfunded with respect to outstanding RSUs. A Participant’s, and any beneficiary’s, rights under the Plan are those of an unsecured creditor unless and until ADSs or Shares are issued to such Participant or beneficiary.

16.6.Unless otherwise specified by the applicable plan or policy, the value of RSUs shall not be included in a Participant’s compensation for purposes of other benefits provided by the Group.
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